CHINA SXAN BIOTECH, INC.
c/o American Union Securities, Inc.
100 Wall Street, 15th Floor
New York, NY 10005
212-232-0120

July 8, 2008

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: William Kearns

Re: China SXAN Biotech, Inc.
       Form 8-K
       Filed July 11, 2007
       Form 10-QSB for the Quarter ended December 31, 2007
       Filed February 8, 2008
       Supplemental Response
       Filed April 14, 2008
       File No. 000-27175

Dear Mr. Kearns:

This letter is provided in response to your letter addressed to the undersigned dated May 16, 2008, regarding the above-referenced Form 8-K and Form 10-QSB filed by China SXAN Biotech, Inc. Responses are set forth below the items noted by the Staff in your letter.

Supplemental Response Filed April 14, 2008

Exhibit I

Unaudited Pro Forma Financial Statements as of June 30, 2007

1.
We have reviewed the pro forma financial statements filed as Exhibit I to your response dated April 14, 2008.  Please note that in a recapitalization the accumulated deficit of American Sxan should be brought forward, and the accumulated deficit of Advance Technologies should be eliminated.  The capital stock account, on an immediate post-merger basis, should consist of the balance of common stock prior to the merger of Advance Technologies plus the amount representing the par value of the shares issued to effect the merger.  The weighted average and total number of shares outstanding should be retroactively restated to give effect to the merger.  All eliminating adjustments should be made through additional paid-in capital.

Response:

Annexed to this response as Exhibit I is the “Unaudited Pro Forma Condensed Financial Statements as of June 30, 2007.”  It has been revised in response to the Staff’s comments.  Specifically, in the revised text:

▪	The accumulated deficit of American Sxan has been brought forward and the accumulated deficit of Advance Technologies has been eliminated.
▪
The capital stock account, on a post-merger basis, consists of the balance of common stock prior to the merger of Advance Technologies plus the amount representing the par value of the shares issued to effect the merger.

▪	The weighted average and total number of shares outstanding have been retroactively restated to give effect to the merger.
▪	All eliminating adjustments have been made through additional paid-in capital.

When the Staff has no further comments on our proposals for amending our prior filings, we will file an amendment to the Form 8-K filed on July 11, 2007.  The Amendment will contain the “Unaudited Pro Forma Condensed Financial Statements as of June 30, 2007” that accompany this letter as Exhibit I.

2.
In addition, it appears that the conversion of the Series B Preferred Stock into 900,000 shares of common stock should be shown as a pro forma adjustment and not as outstanding shares for American Sxan at June 30, 2007 as these shares were issued as part of the merger transaction.

Response:

In the annexed revised Exhibit I, the Series B Preferred Stock has been identified as a separate item of equity.

Exhibit II

American Sxan Biotech, Inc. Consolidated Financial Statements for June 30, 2007 and 2006

Report of Independent Registered Public Accounting Firm, page 1

3.	Please provide a signed audit report in accordance with Article 2-02 of Regulation S-X.

Response:

Annexed to this response as Exhibit II are the audited “Consolidated Financial Statements of American SXAB Biotech, Inc.,” which have been revised in response to the Staff’s comments.  The revised financial statements contain a signed audit report.

Notes to Consolidated Financial Statements

Note 1 – Organization and Description of Business, page 6

4.
The disclosure on page 4 under Information Regarding the Acquired Companies in the Form 8-K filed on July 11, 2007 appears to be inconsistent with your response to comment 3 in your response dated April 14, 2008.  Your response states that you purchased 100% of Tieli for $1,000,000 cash whereas the disclosure in the Form 80K states that you acquired 100% of the capital stock of Tieli in exchange for equity in American Sxan.   Please clarify the following:

▪
Was the acquisition of Tieli completed through the exchange of cash or equity?  If the transaction was completed through the exchange of equity, please disclose the number of shares issued by American Sxan.

▪	Please provide a detail of the majority shareholders in American Sxan and Tieli prior to the transaction.

Please refer to the guidance in paragraphs (16) and (17) of SFAS No. 141.

Response:

The proposed note included in our response dated April 14, 2008 was erroneous.  In answer to your questions:

▪
American SXAN Biotech, Inc. acquired 100% of Tieli in October 2006 from the equity owners in Tieli in exchange for (a) equity in American SXAN Biotech, Inc. and (b) a promissory note issued to Tieli in the principal amount of $1,000,000.  The equity in American SXAN Biotech took the form of a commitment that, upon the closing of a merger of American SXAN Biotech into a U.S. public company, the equity owners in American SXAN would assign to the prior equity owners in Tieli 80% of the shares of the public company.

▪	The majority shareholders in American SXAN and in Tieli prior to the transactions were:

American SXAN                                                                                     Tieli
Warner Technology                                           89.8%*                      Feng Zhen Xing                                           90%

*  Includes 85.6% held as nominee for Feng Zhen Xing, Feng Guo Wu and Kang Li.

For this reason, when the amendment to the Form 8-K is filed, we will include, instead of the erroneous note included in our April 14 response, the following note:

On October 31, 2006 the Board of Directors and shareholders of Tieli Xiaoxinganling Forest Frog Breeding Co., Ltd. (“Tieli”) unanimously approved the acquisition of Tieli by American Sxan Biotech, Inc. (“ASXAN”).  In exchange for the transfer of 100% of Tieli to ASXAN, ASXAN agreed to issue a promissory note in the principal amount of $1,000,000 to Tieli and the shareholders of ASXAN agreed that, upon the merger of ASXAN into a public company, they would assign 80% of the outstanding shares of the public company to the prior owners of Tieli.  The transaction was treated as a reverse merger as ASXAN was a holding company with no significant operations and Tieli continues as the primary operating entity after the transaction.

Exhibit III

American Sxan Biotech, Inc. Statement of Stockholders’ Equity as of September 30, 2007

5.
We have reviewed the statement of stockholders’ equity noting it appears to only present the operations of Tieli.  It appears that you have not accounted for the merger transaction between American Sxan and Tieli in October 2006 or the recapitalization between American Sxan and Advance Technologies in July 2007.  Please clarify or revise.

Response:

Because the acquisition of Tieli by American SXAN in October 2006 was a reverse merger of a well-capitalized operating company into a shell, the transaction had no effect on the statements of stockholders equity of China SXAN Biotech, in which the consolidated entity eventually came to reside.  On the other hand, the failure to show the effect of the July 2007 recapitalization was an error.  Accordingly, annexed hereto as Exhibit III is a revised statement of stockholders equity as of September 30, 2007.

Form 10-QSB for the Quarter ended December 31, 2007

Consolidated Balance Sheet, page 3

6.
It appears that the 19,542,572 shares of common stock outstanding at December 31, 2007 include the conversion of the Series B Preferred Stock.  This appears to be inconsistent with the disclosure on page 2 and Exhibit 3 of the Form 8-K filed on July 11, 2007 which states that the Series B Preferred Stock will only be convertible after the distribution of Infrared Systems International which has not occurred as of December 31, 2007.  Please clarity and revise.

Response:

Late in 2007 the holders of a portion of the Series B Preferred Stock and the Board of Directors of China SXAN Biotech agreed to exchange some of the outstanding shares of Series B Preferred Stock for the common stock into which the preferred shares would have been convertible, had the distribution of Infrared occurred.

Consolidated Statement of Operations, page 4

7.
Please provide a detailed discussion of how you accounted for the Series A and Series B convertible preferred stock when calculating diluted earnings per share.  Please refer to the guidance in paragraphs (26) and (35) of SFAS 128.

Response:

Annexed hereto as Exhibit IV is a table showing the calculation of diluted earnings per share.
Sincerely,

/s/ Feng Zhen Xing

Feng Zhen Xing
Chief Executive Officer

EXHIBIT I

CHINA SXAN BIOTECH, INC.

Unaudited Pro Forma Condensed Financial Statements
as of June 30, 2007

The following unaudited pro forma condensed financial statements of China SXAN Biotech Inc. (f/k/a Advance Technologies Inc.) (the “Company”) have been prepared to indicate how the financial statements of the Company might have looked if the share exchange between the Company and the shareholders of American SXAN Biotech Inc and the transactions related to the share exchange had occurred as of the beginning of the period presented in these statements.

The acquisition has been accounted for as a reverse acquisition under the purchase method of accounting for business combinations. The combination of the two companies is recorded as a recapitalization of the Company pursuant to which American SXAN Biotech Inc. is treated as the continuing entity. Because the acquisition was accounted for as a reverse acquisition, there was neither goodwill recognized nor any adjustments to the book value of the net assets of American SXAN Biotech Inc that would affect the Pro Forma Statements of Operations.   Nevertheless, the Unaudited Pro Forma Condensed Statements of Operations and Comprehensive Income included herein present the combined historical financial results of the Company and of American SXAN Biotech, Inc.  The results were combined (in lieu of eliminating the historical results of the Company, per reverse acquisition accounting) because both of the businesses continue to be operated by the Company after the acquisition.

The pro forma condensed financial statements have been prepared using the historical financial statements of the Company and of American SXAN Biotech Inc. as of and for the year ended June 30, 2007.   The adjustments to those historical statements in the pro forma presentation reflect the following events:

▪	The acquisition of American SXAN Biotech, Inc. by the Company, as if it had occurred on July 1, 2006.
▪	The purchase by Huakang Zhou of 57,143,302 shares of the Company’s common stock for $325,000, as if it had occurred on June 30, 2007.
▪	The 1-for-51 reverse split of the Company’s common stock, as if it had occurred on July 1, 2007.

The pro forma condensed financial statements should be read in conjunction with the historical financial statements of the Company and American SXAN Biotech Inc. The pro forma condensed financial statements are presented for illustrative purposes only and are not intended to be indicative of the actual financial condition or results of operations that the Company would have realized had the share exchange occurred on July 1, 2006.  Also, the pro forma financial statements are not indicative of the financial condition or results of operations of the Company that may be reported in the future.

China SXAN Biotech Inc.
(Formerly Advance Technologies Inc.)
Unaudited Pro Forma Condensed Balance Sheet
June 30, 2007
	Historical		Proforma
	Advance Tech.	American SXAN	Adjustments	Notes	Combined
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2,087	4,892	325,000	(a)	331,979
Accounts receivable, net of allowance of $6,666	5,100	1,326,481	-		1,331,581
Inventory	-	1,332,469	-		1,332,469
Other receivables	-	678,344	-		678,344
Advances to supplier	-	1,877,554	-		1,877,554
Prepaid expenses	385	151	-		536
Total Current Assets	7,572	5,219,891	325,000	(a)	5,552,463

PROPERTY AND EQUIPMENT, NET	551	837,047	-		837,598

OTHER ASSETS
Intangible assets, net	-	4,155,315	-		4,155,315
Definite-Life Intangible Assets	16,765	-	-		16,765
Total Other Assets	16,765	4,155,315	-		4,172,080
Total Assets	24,888	10,212,253	325,000	(a)	10,562,141

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	82,868	425,875	-		508,743
Income taxes payable	-	736,496	-		736,496
Related party loans	79,350	-	-		79,350
Due to stockholders	-	225,474	-		225,474
Total Current Liabilities	162,218	1,387,845	-		1,550,063

STOCKHOLDERS’ EQUITY
Series A nonvoting convertible preferred stock, $0.001
par value 100,000,000 shares authorized, 27,011,477
shares issued and outstanding	27,011	-	-		27,011

Series B convertible preferred stock, $0.001 par value
100,000,000 shares authorized, 100,000 shares issued
and outstanding	-	-	100	(b)	100

Voting common stock, $0.001 par value
100,000,000 shares authorized, 39,527,897
shares issued and outstanding	39,528	-	(37,632)	(a) (c)	1,896

Paid-in capital	-	4,667,380	(4,667,380)	(b)	-
Statutory reserve	-	378,782	-		378,782
Additional paid-in capital	644,438	-	4,181,605	(a)(b)	4,826,043
Retained earnings (deficit)	(848,307)	3,360,137	848,307	(c)(d)	3,360,137
Accumulated other comprehensive income	-	418,109	-		418,109
Total Stockholder's Equity	(137,330)	8,824,408	325,000	(a)	9,012,078
Total Liabilities and Stockholders' Equity	24,888	10,212,253	325,000	(a)	10,562,141

China SXAN Biotech Inc.
(Formerly Advance Technologies Inc.)
Unaudited Pro Forma Condensed Statements of Operations and Comprehensive Income
June 30, 2007

	Historical		Proforma
	Advance Tech.	American SXAN	Adjustments	Notes	Combined

SALES	13,908	5,535,608	-		5,549,516

COST OF GOODS SOLD	-	2,207,496	-		2,207,496

GROSS PROFIT	13,908	3,328,112	-		3,342,020

EXPENSES
Selling, general and administrative	33,525	510,288	-		543,813

INCOME FROM OPERATIONS	(19,617)	2,817,824	-		2,798,207

OTHER INCOME (EXPENSE), NET
Interest income (expense)	(13,213)	(743)	-		(13,956)
Non-operating income (expense)		13,110	-		13,110
Other income (expense), net	-	13,065	-		13,065
Total other income (expense)	(13,213)	25,432	-		12,219

INCOME BEFORE PROVISION FOR INCOME TAX	(32,830)	2,843,256	-		2,810,426

PROVISION FOR INCOME TAX		434,007	-		434,007

NET INCOME (LOSS)	(32,830)	2,409,249	-		2,376,419

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment		366,483			366,483

COMPREHENSIVE INCOME	(32,830)	2,775,732	-		2,742,902

BASIC EARNINGS PER SHARE	(0.00)		1.45	(b)	1.45
DILUTED EARNINGS PER SHARE	(0.00)		0.14	(b)	0.14

WEIGHTED AVERAGE SHARES OUTSTANDING
BASIC	39,527,897		(37,632,383)	(a)(c)	1,895,514
DILUTED	66,539,374		(46,467,164)	(a)(b)(c)	20,072,210

Notes to Pro Forma Condensed Combined Financial Statements

(a)	Reflects the purchase of 57,143,302 shares of common stock by Huakang Zhou (the President of American SXAN Biotech, Inc.) for $325,000, as if it occurred on June 30, 2007.

(b)
Reflects the acquisition by the Company of the outstanding stock of American SXAN Biotech, Inc. for 100,000 shares of Series B Preferred Stock, as if it occurred on July 1, 2006.  In making the pro forma adjustments, the paid-in-capital of American SXAN Biotech, Inc. has been reclassified as Series B Preferred Stock stated capital and as additional paid-in-capital.

(c)
Reflects the 1-for-51 reverse split of the Company’s common stock, as if it occurred on July 1, 2006.  In making the pro forma adjustments, $94,776 was reclassified from Voting Common Stock issued and outstanding to additional paid-in-capital.

(d)
Reflects reverse acquisition accounting principles as applied to the acquisition of American SXAN Biotech, Inc. by the Company.  Under this method, the retained earnings of the Company have been eliminated  in the pro forma adjustments, and the retained earnings of the operating target company are reported together with corresponding adjustment to additional paid-in-capital.

EXHIBIT II

AMERICAN SXAN BIOTECH INC.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2007 AND 2006

FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm ...1
Balance Sheet ...2
Consolidated Statements of Operations and Comprehensive Income ...3
Consolidated Statements of Stockholders’ Equity ...4
Consolidated Statements of Cash Flows ...5
Notes to Consolidated Financial Statements ...6

Report of Independent Registered Public Accounting Firm

To the Board of Directors
American Sxan Biotech Inc.

We have audited the accompanying consolidated balance sheet of American Sxan Biotech Inc. as of June 30, 2007, and the related consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows for the years ended June 30, 2007 and 2006.  These financial statements are the responsibility of the Company's management.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Sxan Biotech Inc. as of June 30, 2007, and the results of their operations and cash flows for the years ended June 30, 2007 and 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ Patrizio & Zhao, LLC

Parsippany, New Jersey
November 8, 2007

AMERICAN SXAN BIOTECH INC.

CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2007

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$4,892
Accounts receivable, net of allowance of $6,666	1,326,481
Other receivables	678,344
Inventory	1,332,469
Advances to suppliers	1,877,554
Prepaid expenses	151
Total Current Assets	5,219,891

PROPERTY AND EQUIPMENT, NET	837,047

OTHER ASSETS
Intangible assets, net	4,155,315

Total Assets	$10,212,253

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses	$425,875
Income taxes payable	736,496
Due to stockholders	225,474
Total Current Liabilities	1,387,845

STOCKHOLDERS’ EQUITY
Capital contribution	4,667,380
Retained earnings	3,360,137
Statutory reserve	378,782
Accumulated other comprehensive income	418,109
Total Stockholders’ Equity	8,824,408

Total Liabilities and Stockholders' Equity	$10,212,253

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN SXAN BIOTECH INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED JUNE 30,

	2007	2006

REVENUE	$5,535,608	$1,907,678

COST OF GOODS SOLD	2,207,496	595,082

GROSS PROFIT	3,328,112	1,312,596

SELLING, GENERAL AND ADMINISTRATIVE	510,288	82,895

INCOME FROM OPERATIONS	2,817,824	1,229,701

OTHER INCOME (EXPENSE)
Other income, net	13,065	974
Non-operation income	13,110	590
Interest income (expense), net	(743)	417

Total Other Income (Expense)	25,432	1,981

INCOME BEFORE PROVISION FOR INCOME TAX	2,843,256	1,231,682

PROVISION FOR INCOME TAX	434,007	118,898

NET INCOME	2,409,249	1,112,784

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	366,483	51,626

COMPREHENSIVE INCOME	$2,775,732	$1,164,410

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN SXAN BIOTECH INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE 30, 2007 AND 2006

		Retained		Accumulated Other	Total
	Capital	Earnings	Statutory	Comprehensive	Stockholders’
	contribution	(Deficit)	Reserves	Income	Equity

Balance June 30, 2005	$36,300	$190,307	$26,579	$-	$253,186

Contribution of capital	931,700	-	-	-	931,700

Noncash contribution of capital	3,399,180	-	-	-	3,399,180

Net income	-	1,112,784	-	-	1,112,784

Statutory Reserves	-	(111,278)	111,278	-	-

Foreign currency translation
adjustment	-	-	-	51,626	51,626

Balance June 30, 2006	$4,367,180	$1,191,813	$137,857	$51,626	$5,748,476

Contribution of capital	300,200	-	-	-	300,200

Net income	-	2,409,249	-	-	2,409,249

Statutory Reserves	-	(240,925)	240,925	-	-

Foreign currency translation
adjustment	-	-	-	366,483	366,483

Balance June 30, 2007	$4,667,380	$3,360,137	$378,782	$418,109	$8,824,408

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN SXAN BIOTECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30,

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$2,409,249	$1,112,784
Adjustments to reconcile net income to net cash
Provided (used) by operating activities:
Depreciation	193,485	180,978
Amortization	83,016	1,205
Intangible assets	-	(4,006,400)
Non-cash capital contribution	-	3,399,180
Bad debt expense	6,493	-
Changes in assets and liabilities:
Accounts receivable	(1,298,576)	-
Other receivables	(120,482)	(444,095)
Inventory	(614,197)	(233,099)
Advances to suppliers	(1,828,866)	-
Prepaid expenses	462	501
Accounts payable and accrued expenses	340,380	(705,137)
Income taxes payable	544,944	120,029
Total Adjustments	(2,693,341)	(1,686,838)

Net Cash Used by Operating Activities	(284,092)	(574,054)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(85,101)	(132,924)
Net Cash Used by Investing Activities	(85,101)	(132,924)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of common stock	303,773	964,040
Proceeds (repayments) of stockholders’ loans	67,340	(267,638)

Net Cash Provided by Financing Activities	371,113	696,402

EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH	189	10,681

NET INCREASE IN CASH AND CASH EQUIVALENTS	2,109	105

CASH AND CASH EQUIVALENTS - BEGINNING	2,783	2,678

CASH AND CASH EQUIVALENTS - ENDING	$4,892	$2,783

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN SXAN BIOTECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2007 AND 2006

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

American Sxan Biotech Inc. (the “Company”) was formed on August 21, 2006 in the state of Delaware.  On Oct 31, 2006, the Company acquired 100% of the stock of Tieli Xiaoxinganling Forest Breeding Co., Ltd. Its primary business is to breed and raise forest frogs and pigs for sale to both the food service industry and directly to the public.  Tieli Xiaoxinganling Forest Breeding Co., Ltd. is located in the City of Tieli, Helongjiang Province, PRC.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the parent company and the subsidiaries.  Intercompany accounts and transactions have been eliminated in consolidation.

BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the Unites States of America (GAAP).

CASH AND CASH EQUIVALENTS

In accordance with Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows," the Company considers all highly liquid instruments with original maturities of three months or less to be cash and cash equivalents.

ACCOUNTS RECEIVABLE

The Company’s sales terms allow for payments to be made for up to one year.   Management reviews customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the need for reserves.  Allowance for doubtful accounts amounted to $6,666 at June 30, 2007.

INVENTORY

Inventories are stated at the lower of cost or net realizable value.  Cost is calculated on the weighted-average basis and includes all costs to acquire and other costs incurred in bringing the inventories to their present location and condition.  We evaluate the net realizable value of our inventories on a regular basis and record a provision for loss to reduce the computed weighted-average cost if it exceeds the net realizable value.

AMERICAN SXAN BIOTECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2007 AND 2006

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and depreciation is provided using the straight-line method, less a base salvage value of 4% of the assets’ stated cost, between 5 to 10 years. The carrying value of long-lived assets is evaluated whenever changes in circumstances indicate the carrying amount of such assets may not be recoverable.  If necessary, the Company recognizes an impairment loss for the difference between the carrying amount of the assets and their estimated fair value.  Fair value is based upon current and anticipated future undiscounted cash flows.  Expenditures for maintenance and repairs are charged to operations as incurred; additions, renewals and betterments are capitalized.  Based upon its most recent analysis, the Company believes that no impairment of property and equipment exists for the year ended June 30, 2007.

VALUATION OF LONG-LIVED ASSETS

The Company adopted Statement of Financial Accounting Standards No. 144,  "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Per SFAS 144, the Company is required to periodically evaluate the carrying value of long-lived assets and to record an impairment loss when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts.

In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets.  Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal.  Based on its review, the Company is of the opinion that as of June 30, 2007 there were no significant impairments of its long-lived assets.

REVENUE RECOGNITION

The Company recognizes revenue at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the company exist and collectibility is reasonably assured.

ADVERTISING COSTS

The Company expenses the cost of advertising as incurred.   Advertising costs for the years ended June 30, 2007 and 2006 were insignificant.

AMERICAN SXAN BIOTECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2007 AND 2006

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

INCOME TAXES

Deferred income taxes are computed using the asset and liability method, such that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between financial reporting amounts and the tax basis of existing assets and liabilities based on currently enacted tax laws and tax rates in effect in the People’s Republic of China for the periods in which the differences are expected to reverse.  Income tax expense is the tax payable for the period plus the change during the period in deferred income taxes.  A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized.  No differences were noted between the book and tax bases of the Company’s assets and liabilities, respectively.  Therefore, there are no deferred tax assets or liabilities for the year ended June 30, 2007.

The Company is subject to PRC Enterprise Income Tax at a rate of 15% of net income.  Given that the Company is doing business in the husbandry industry, the Company is allowed to delay paying income taxes until September 30, 2007.  The Company has been accruing income tax since its inception.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company considers the carrying amounts reported in the balance sheet for current assets and current liabilities qualifying as financial instruments and approximating fair value.

FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

The financial position and results of operations of the Company’s foreign subsidiaries are determined using local currency (Chinese Yuan) as the functional currency.  Assets and liabilities of the subsidiaries are translated at the prevailing exchange rate in effect at each year end.  Contributed capital accounts are translated using the historical rate of exchange when capital is injected.  Income statement accounts are translated at the average rate of exchange during the year.  Translation adjustments arising from the use of different exchange rates from period to period are included in the cumulative translation adjustment account in shareholders' equity.  Gains and losses resulting from foreign currency transactions are included in operations.

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures at the date of the financial statements and during the reporting period. Actual results could differ from those estimates.

NOTE 3 – OTHER RECEIVABLES

Other receivables represent advances made to third parties for non-operating purposes.  They are unsecured and non-interest bearing.  Management is of the opinion that the reported amounts will be fully collected and therefore, no allowance is deemed necessary.

AMERICAN SXAN BIOTECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2007 AND 2006

NOTE 4 – INVENTORY

Inventory at June 30, 2007 consisted of the following:

Food for frogs	$148,834
Food for pigs	50,266
Frogs in process	86,125
Pigs in process	122,502
Packaging supplies	260,107
Finished goods	664,635
Total	$1,332,469

NOTE 5 – ADVANCES TO SUPPLIERS

As a common business practice in China, the Company is required to make advance payments to certain suppliers for purchase of raw material.  Such advances are interest-free and unsecured.

NOTE 6 – PROPERTY AND EQUIPMENT, NET

Property and equipment at June 30, 2007 consisted of the following:

Buildings	$1,280,322
Equipment	46,058
Breeding livestock	1,176
Construction in progress	9,331
$1,336,887
Less: accumulated depreciation	499,840
Total	$837,047

Depreciation expense for the years ended June 30, 2007 and 2006 was $193,485 and $180,978, respectively.

AMERICAN SXAN BIOTECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2007 AND 2006

NOTE 7 – INTANGIBLE ASSETS, NET

Net intangible assets at June 30, 2007 were as follows:

Rights to use land	$4,242,650
Less: accumulated amortization	87,335
Total	$4,155,315

The Company's office and production sites are located in Tieli City and Jiamusi City, Heilongjiang Province, PRC.  The Company leases land per a real estate contract with the government of the People's Republic of China for a period from 2003 through 2057.  Per the People's Republic of China's governmental regulations, the Government owns all land.

The Company has recognized the amounts paid by a shareholder for the acquisition of rights to use land as an intangible asset (“Rights to use land”) and a non-cash capital contribution. The Company is amortizing the asset over a period of fifty (50) years.

Amortization expense for the Company’s intangible assets for the years ended June 30, 2007 and 2006 amounted to $83,016 and $1,205, respectively.

The following is a list of approximate amortization expense for the Company’s intangible assets over their useful lives:

2008	$83,016
2009	83,016
2010	83,016
2011	83,016
2012	83,016
2013 and thereafter	3,740,235

Total	$4,155,315

NOTE 8 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The carrying value of accounts payable and accrued expenses approximate fair value due to the short-term nature of the obligations.

NOTE 9– DUE TO STOCKHOLDERS

Loans from stockholders are short-term in nature, unsecured and non-interest bearing.

NOTE 10– SUPPLEMENTAL CASH FLOW DISCLOSURES

Cash paid for interest was $743 and $-0- and $434,007 and $118,898 for income taxes during the years ended June 30, 2007 and 2006, respectively.

AMERICAN SXAN BIOTECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2007 AND 2006

NOTE 10 – EMPLOYEE WELFARE PLAN

The Company has established an employee welfare plan in accordance with Chinese law and regulations. The Company makes annual contributions of 14% of all employees' salaries to the employee welfare plan.

NOTE 11– STATUTORY COMMON WELFARE FUND

As stipulated by the People’s Republic of China (PRC), net income after taxation can only be distributed as dividends after appropriation has been made for the following:

(i)	Making up cumulative prior years’ losses, if any;

(ii)
Allocations to the “Statutory surplus reserve” of at least 10% of income after tax, as determined under PRC accounting rules and regulations, until the fund amounts to 50% of the Company's registered capital;

(iii)
Allocations of 5-10% of income after tax, as determined under PRC accounting rules and regulations, to the Company's “Statutory common welfare fund”, which is established for the purpose of providing employee facilities and other collective benefits to the Company's employees;

(iv)	Allocations to the discretionary surplus reserve, if approved in the shareholders’ general meeting.

The Company did not provide a reserve for the welfare fund for the years ended June 30, 2007 and 2006, respectively.

AMERICAN SXAN BIOTECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2007 AND 2006

NOTE 12 – RISK FACTORS

Four major customers accounted for approximately 68% of the net revenue for the year ended June 30, 2007 and two major customers accounted for approximately 87% of the net revenue for the year ended June 30, 2006.

The Company's operations are carried out in the PRC.  Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy.  The Company's business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

NOTE 13 - CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to credit risk consist principally of cash on deposit with a financial institution of $3,885.

NOTE 14 - SUBSEQUENT EVENTS

On July 10, 2007 Advance Technologies acquired the outstanding capital stock of American SXAN Biotech, Inc, a Delaware corporation (“American SXAN”). American SXAN is a holding company that owns all of the registered capital of Tieli Xiaoxinganling Forest Frog Breeding Co., Ltd. (“Tieli Xiaoxinganling”), a corporation organized under the laws of The People’s Republic of China. Tieli Xiaoxinganling is engaged in the business of manufacturing and marketing wines and tonics derived from domesticated forest frogs. All of Tieli Xiaoxinganling’s business is currently in China.

EXHIBIT III

China SXAN Biotech Inc.
STATEMENT OF STOCKHOLDERS EQUITY
As of Sep 30, 2007

	Preferred Series A Stock		Preferred Series B Stock		Common Stock		Additional	Earnings	Statutory	Comprehensive	Stockholders'
	Shares	Parvalue	Shares	Parvalue	Shares	Parvalue	Paid in capital	(Deficit)	Reserves	Income	Equity
Balance June 30, 2006	27,588,477	$27,588	-	$-	39,527,897	$39,528	$4,300,064	$1,191,813	$137,857	$51,626	$5,748,476

Contribution of Capital	-	-	-	-	-	-	299,805	-	-	-	299,805

Net Income-American SXAN	-	-	-	-	-	-	-	1,650,133	-	-	1,650,133

Foreign currency translation
adjustment	-	-	-	-	-	-	-	-	-	253,599	253,599

Balance March 31, 2007	27,588,477	$27,588	-	$-	39,527,897	$39,528	$4,599,869	$2,841,946	$137,857	$305,225	$7,952,013

Contribution of Capital	-	-	-	-	-	-	395	-	-	-	395

Net Income-American SXAN	-	-	-	-	-	-	-	759,116	-	-	759,116

Statutory Reserves	-	-	-	-	-	-	-	(240,925)	240,925	-	-

Foreign currency translation
adjustment	-	-	-	-	-	-	-	-	-	112,884	112,884

Balance June 30, 2007	27,588,477	$27,588	-	$-	39,527,897	$39,528	$4,600,264	$3,360,137	$378,782	$418,109	$8,824,408

Common stock issued to Dr. Zhou					57,143,302	57,144	267,856				57,144

Preferred series A stock issued
in connection with financing	(577,000)	(577)	-	-	-	-	-	-	-	-	(577)

Preferred series B stock issued
in connection with financing	-	-	100,000	100	-	-	-	-	-	-	100

Common stock reverse split 1:51	-	-	-	-	(94,775,686)	(94,777)	(367,076)	-	-	-	(94,777)

Net income	-	-	-	-	-	-	-	604,981	-		604,981

Foreign currency translation
adjustment	-	-	-	-	-	-	-	-	-	132,515	132,516

Balance Sep 30, 2007	27,011,477	$27,011	100,000	$100	1,895,513	$1,895	$4,501,044	$3,965,118	$378,782	$550,624	$9,424,574

EXHIBIT IV

China SXAN
Earnings per Share Calculation
December 31, 2007

Basic
					Weighted
Date	# Shares	# of Days	Total Days	Factor	Average

Oct 1, 2007	1,895,513	92	92	1.00	1,895,513

Nov 14, 2007	17,647,059	47	92	0.51	9,015,345

3 Months Dec 31, 2007	19,542,572				10,910,858
Earnings					936,586
EPS					0.09

					Weighted
Date	# Shares	# of Days	Total Days	Factor	Average

July 1, 2007	775,056	184	184	1.00	775,056

July 10, 2007	1,120,457	175	184	0.95	1,065,652

Nov 14, 2007	17,647,059	47	184	0.26	4,507,673

6 Months Dec 31, 2007	19,542,572				6,348,381
Earnings					1,541,565
EPS					0.24

September 4, 2007 there was a 1 for 51 stock split

Diluted
					Weighted
Date	# Shares	# of Days	Total Days	Factor	Average

Oct 1 2007	20,072,209	92	92	1.00	20,072,209

3 Months Dec 31, 2007	20,072,209				20,072,209
Earnings					936,586
EPS					0.05

					Weighted
Date	# Shares	# of Days	Total Days	Factor	Average

July 1, 2007	775,056	184	184	1.00	775,056

July 10, 2007	19,297,153	184	184	1.00	19,297,153

6 Months Dec 31, 2007	20,072,209				20,072,209
Earnings					1,541,565
EPS					0.08